Exhibit 99.1
Allied Capital Corporation
Computation of Earnings to Fixed Charges
($ in Thousands)

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2006(1)	2005	2004	2003	2002	2001
Earnings:
Net increase in net assets resulting from operations	$ 99,587	$872,814	$249,486	$192,011	$228,291	$200,727
Income tax expense (benefit), including excise tax	8,858	11,561	2,057	(2,466)	930	(412)

Total earnings before taxes	$108,445	$884,375	$251,543	$189,545	$229,221	$200,315

Fixed Charges:
Interest expense	$ 24,300	$ 76,798	$ 75,650	$ 77,233	$ 70,443	$ 65,104
Rent expense interest factor	312	1,089	1,362	890	762	709
Dividends on preferred stock	—	10	62	210	230	230

Total fixed charges	$ 24,612	$ 77,897	$ 77,074	$ 78,333	$ 71,435	$ 66,043

Earnings available to cover fixed charges	$133,057	$962,272	$328,617	$267,878	$300,656	$266,358

Ratio of earnings to fixed charges	5.4	12.4	4.3	3.4	4.2	4.0

(1)	The results for the three months ended March 31, 2006, are not necessarily indicative of the operating results to be expected for the full year.